P.S. SECURITIES (USA) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

NET CAPITAL:		
Stockholder's equity	$	7,204
NET CAPITAL	$	7,204
AGGREGATE INDEBTEDNESS	$	11,568
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	771
MINIMUM NET CAPITAL DOLLAR REQUIREMENT (of reporting broker dealer)		5,000
MINIMUM NET CAPITAL REQUIRED (larger of two above)	$	5,000
EXCESS NET CAPITAL ($7,204 - $5,000)	$	2,204

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO $ 11,568
NET CAPITAL $ 7,204 =160.58%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2015 and filed on January 27, 2016.